[Constellium N.V. Letterhead]

September 16, 2016

VIA EDGAR

Chris Ronne

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Constellium N.V.

Registration Statement on Form F-3

File No. 333-211378

Mr. Ronne:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Constellium N.V. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-211378) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 12:00 pm on Tuesday, September 20, 2016, or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 675-5087 or by email at rina.teran@constellium.com with any questions you may have concerning this request, and please notify us when this request for acceleration has been granted.

Very truly yours,

Constellium N.V.

By:	/s/ Rina E. Teran
Name:	Rina E. Teran
Title:	US Chief Counsel, Chief Securities Counsel & Assistant Corporate Secretary